North America Structured Investments

J.P.Morgan

5yr Equally Weighted Basket (SPX/RTY/SX5E) Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Basket: The notes are linked to an equally weighted basket consisting of the following:
- 1/3 of the S&P 500® Index;
- 1/3 of the Russell 2000® Index; and
- 1/3 of the EURO STOXX 50® Index

(each an "Index" and together, the "Indices").

Pricing Date: October 31, 2018

Observation Date: October 26, 2023

Maturity Date: October 31, 2023

Participation Rate: At least 116.00%*

Additional Amount: $1,000 × Basket Return × Participation Rate

Payment At Maturity: If the Final Basket Value is greater than the Initial Basket Value, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.

If the Final Basket Value is equal to or less than the Initial Basket Value, your payment at maturity will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

In no event, however, will the payment at maturity be less than $950.00 per $1,000 principal amount note.

If the Final Basket Value is less than the Initial Basket Value, you will lose up to 5.00% of your principal amount at maturity.

You are entitled to repayment of at least $950.00 per $1,000 principal amount note at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

CUSIP: 48130U4F9

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48130U4F9/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Participation Rate will be provided in the pricing supplement and will not be less than 116.00%

**Reflects Participation Rate equal to the minimum Participation Rate set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Total Returns**



Note Performance
Basket Performance
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Basket Return

Final Basket Value	Basket Return	Total Return on the Notes
165.00	65.00%	75.40%
140.00	40.00%	46.40%
120.00	20.00%	23.20%
110.00	10.00%	11.60%
105.00	5.00%	5.80%
101.00	1.00%	1.16%
100.00	0.00%	0.00%
99.00	-1.00%	-1.00%
97.50	-2.50%	-2.50%
95.00	-5.00%	-5.00%
90.00	-10.00%	-5.00%
80.00	-20.00%	-5.00%
60.00	-40.00%	-5.00%
40.00	-60.00%	-5.00%
20.00	-80.00%	-5.00%
0.00	-100.00%	-5.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than 95.00% of the principal amount at maturity. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • The notes are subject to the risks of correlation (or lack of correlation) of the Indices. • No interest payments, dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that makes up the S&P 500® Index. • The notes are subject to the risks associated with small capitalization companies with respect to the Russell 2000® Index. • The notes are subject to the risks associated with non-U.S. securities with respect to the EURO STOXX 50 ® Index. • The notes do not provide direct exposure to fluctuations in foreign exchange rates with respect to the EURO STOXX 50® Index. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement, underlying supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. taxrelated penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-222672 and 333-222672-01 North America Structured Investments 5yr Equally Weighted Basket (SPX/RTY/SX5E) Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.